S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Item 2:

Date of Material Change

May 2, 2007

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on May 2, 2007 and was disseminated through the wire services   of CCN Matthews.

Item 4:

Summary of Material Change

SAMEX has signed an option agreement to purchase additional mineral concessions situated within the INCA project area in Chile.  Under the option, SAMEX can purchase 100% interest in mineral concessions covering 21 hectares by making option payments totaling the Chilean peso equivalent of US$180,000 over two years.

Item 5:

Full Description of Material Change

SAMEX has signed an option agreement to purchase additional mineral concessions situated within the INCA project area in Chile.  Under the option, SAMEX can purchase 100% interest in mineral concessions covering 21 hectares by making option payments totaling the Chilean peso equivalent of US$180,000 over two years as follows:

i)

US$50,000 upon signing the Option Agreement (which has been paid);

ii)

US$50,000 by April 9, 2008; and

iii)

US$80,000 by April 9, 2009.

There is no royalty payable on these concessions.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 2nd day of May, 2007.

“Larry D. McLean”

Director